

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 29, 2024

Matthew Garth
Chief Financial Officer
Scotts Miracle-Gro Co
14111 Scottslawn Road
Marysville, Ohio 43041

> **Re: Scotts Miracle-Gro Co**
> **Form 10-K filed November 22, 2023**
> **Form 8-K filed November 1, 2023**
> **Response filed April 26, 2024**
> **File No. 001-11593**

Dear Matthew Garth:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services